FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                 31 August 2005


                                File no. 0-17630


                            CRH Holding(s) in Company



                           CRH public limited company
                           Belgard Castle, Clondalkin,
                               Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Holding(s) in Company



                            CRH plc ("the Company")
                            -----------------------


The Company received notification today, 31st August 2005, from UBS AG ("UBS") that as at 23rd August 2005 UBS, acting through its business group and legal entities detailed below, had an interest in 26,380,604 Ordinary Shares of CRH plc representing 4.93 per cent of the Company's issued Ordinary Share Capital:



UBS Business Group/Legal Entity       Breakdown of position held
UBS AG (UBS Global Asset Management)                     112,736
UBS Fund Management (Switzerland) AG                   2,314,030
UBS Fund Services (Luxembourg) SA                      6,300,678
UBS Global Asset Management (Americas) Inc.            3,786,483
UBS Global Asset Management (Canada) Co.               1,425,572
UBS Global Asset Management (France) SA                   78,059
UBS Global Asset Management (Hong Kong) Limited           69,440
UBS Global Asset Management (Japan) Limited            1,604,565
UBS Global Asset Management Life Limited               1,301,796
UBS Global Asset Management (New York), Inc.              58,160
UBS Global Asset Management Singapore Limited            172,813
UBS Global Asset Management (Taiwan) Limited              27,822
UBS Global Asset Management Trust Company                659,370
UBS Global Asset Management (UK) Limited               6,359,689
UBS Global Asset Management (US) Inc.                     21,046
UBS O'Connor Limited                                      45,350
UBS AG London Branch                                   1,678,853
UBS Securities Australia Limited                           4,380
UBS Securities LLC                                           800
UBS Financial Services Inc.                               52,480
UBS AG, Jersey Branch                                      5,536
UBS AG New York (101 Park Avenue)                        221,780
UBS Bank (Canada)                                          2,620
UBS Belgium SA/NV                                             10
UBS (France) SA                                            4,250
UBS Laing and Cruickshank Limited                         60,586
UBS Swiss Financial Advisers AG                           11,700
UBS Group Total                                       26,380,604



Contact
Angela Malone
Company Secretary
Tel: 00 3531 6344340



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  CRH public limited company
                                                         (Registrant)


Date:  31 August 2005


                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director